Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58496-10

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 17 , 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:     Mr. Max A. Webb, Assistant Director and Ms. H. Yuna Peng

Dear Sirs/Mesdames:

ImVisioN Therapeutics Inc.
Registration Statement on Form SB-2
Filed September 1, 2006
SEC File No. 333-137043

We write on behalf of ImVisioN Therapeutics Inc. (the “Company” or “ImVisioN”) in response to the Staff’s letter of September 27, 2006 signed by Mr. Max A. Webb, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

General

1.	We note that the consulting agreement with DeBondo Capital Limited indicates that:

a.

services to be performed by DeBondo, such as listing of the ImVisioN Therapeutics Inc’s (IVN) common stock on the OTCBB, will not necessarily take place immediately after the effectiveness of the registration statement; and

b.

DeBondo Capital has the right to purchase 3,925,000 shares of IVN’s common stock subject to the execution by DeBondo and “each nominee of a restricted stock purchase agreement” whereby the purchasers of these shares will grant IVN the right to repurchase all 3,925,000 shares at a price of $0.001 per share should IVN’s common stock not become eligible for trading on the OTC Bulletin Board by March 31, 2007.

It does not appear that this is a completed private placement and the registration statement may not register the resale of those securities. Please provide us a legal analysis on how the company may register these shares.

In response to Staff’s comments, we respectfully submit the 3,925,000 shares issued to DeBondo Capital and its nominees namely, Chelmer Consulting Corp. (Beneficial Owner: Darren Devine), Joachim Bondo, Thomas Wittenborg and Carsten Ruehe have been issued in a completed private placement for the following reasons:

  The sole consideration to be paid for the shares is the purchase price of $0.001 per share, which purchase price was paid in full as of June 30, 2006;

  The purchase price of $0.001 per share was the same price that other participants in the Company’s $0.001 offering of June 30, 2006 (namely, Martin Steiner; Horst Rose, Dr. Reto Crameri, Dr. Thomas Kündig, and Dr. Rolf Zinkernagel) paid for their shares;

  There is no additional consideration to be paid or services provided by any of the shareholders for the shares. Staff has noted that the services to be performed by DeBondo Capital will not necessarily take place immediately after the effect of the registration statement. In response, we advise that the entitlement to a release of the shares from escrow is not tied to the performance of the services. The release from escrow is strictly tied to an event namely, the eligibility of the trading of the Company’s shares on the OTC Bulletin Board. DeBondo Capital will be entitled to release of its shares in the event the Company becomes eligible for trading on the OTC Bulletin Board by March 31, 2007 irrespective of whether it has provided the services that it is required to perform under the Consulting Agreement. Furthermore, we note that the other shareholders who purchased their shares as nominees of DeBondo Capital are not party to any agreements to provide any services to the Company. Again, the release of their shares from escrow is strictly tied to whether or not the Company’s shares become eligible for trading in the OTC Bulletin Board by March 31, 2007, and not to the performance of any services to the Company.

  The condition of the release of shares in escrow namely, the eligibility of the Company’s shares for trading on the OTC Bulletin Board, is a condition that is outside the control of the shareholders; accordingly, and consistent with the Commission’s no action letters in the matters of Blackbox Incorporated (available June 26, 1990), Squadron, Ellenoff,

Pleasant &, Lehrer (available February 28, 1992), the private placements constitute completed private placements.

Given our analysis that private placement has been completed, we respectfully submit that the registration of the resale of the shares on registration statement is permitted in accordance with Securities Act of 1933, as amended and the SEC’s regulations and rules thereunder.

2.	Please disclose the URL address of your website and state whether the content of the website is incorporated as part of the prospectus.

In response to Staff’s comments, the Company has amended the Summary and Description of Business sections of the Form SB-2 in order to state the URL address of its website and to confirm that the website is not incorporated as part of the prospectus.

Prospectus Cover Page

3.	Please disclose on the cover page the date the offering will end.

In response to Staff’s comment, the Company has amended the cover page of the prospectus and the Plan of Distribution section of the Form SB-2 in order to state the date that the offering will end.

Summary, page 1

4.	Please revise the first sentence of the second paragraph. It is a complete summary.

In response to Staff’s comment, the Company has amended the “Summary” section of the Form SB-2 in order to confirm that the Summary provides a brief overview of the key aspects of the offering.

General

5.

Please disclose your revenues and loss for the most recent audited period and the interim stub on the first page of the summary. Also disclose how many months remain before you run out of funds at your current “burn rate”. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

In response to Staff’s comments, the Company has amended the Summary section of the Form SB-2 in order to:

provide a table showing the Company’s revenues and loss for the most recent audited period and interim period ended June 30, 2006; and

disclose the Company’s working capital position as of June 30, 2006, the Company’s “burn rate” and how long the Company anticipates it can continue its operations at its current “burn rate”.

6.

The last sentence of the carryover paragraph on pages 1-2 says that you will need additional financing before any of your products are commercial. Please give your best estimate or a range of the additional funds you will need.

In response to Staff’s comment, the Company has amended the Summary section of the Form SB-2 in order to give its best estimate of the range of additional funds that the Company will require in order to achieve commercialization of its initial product, assuming its research and development efforts are successful.

Glossary, page 4

7.	MAT molecule on page 5 is described as your “patented” technology, yet on page 1 you say you have not received any patents yet. Please revise for consistency.

In response to Staff’s comment, the Company has amended the Glossary of the Form SB-2 in order to confirm that the MAT molecule is the subject of a patent application, but that it has not yet been patented.

Summary of Financial Data, page 6

8.	Please revise to disclose your basic and diluted loss per share for each period presented.

In response to Staff’s comments, the Company has amended the table of “Summary of Financial Data” in order to disclose its basic and diluted loss per share for each period presented.

Risk Factors, page 7 General

9.

Please add a risk factor in the forepart of the risk factor section disclosing that your independent auditor has issued a going concern opinion that there is substantial uncertainty IVN will continue as a going concern.

In response to Staff’s comment, the Company has added a risk factor relating to the fact that its independent auditor has issued a going concern opinion and that there is a substantial uncertainty that the Company will continue as going concern.

10.	Please add a risk factor discussing the risks that your officers, managers, and board of directors are foreign nationals and that all of IVN’s assets and operations are in Europe.

Therefore, it would be difficult for investors to litigate against the company and the management or enforce any judgments granted.

In response to Staff’s comment, the Company has added a risk factor to disclose that its directors and officers, and assets are all located outside the United States and that it may be difficult for investors to litigate against the Company and/or to enforce any remedies under U.S. federal securities laws.

11.

Please add a risk factor addressing the risk to your company’s offering due to the simultaneous offering by your selling shareholders. It appears that once a market develops, the selling shareholders may be able to sell at a lower price than the company if the company’s offering price of $0.75 per share is higher than the price quoted on the OTCBB, thus adversely affecting your company’s ability to sell shares.

In response to Staff’s comment, the Company has added a risk factor disclosing that there is a risk that sales by the selling shareholders may result in the market price of the Company’s shares being less than the $0.75 per share offering price in the Company’s offering, thus, adversely affecting the ability of the Company to sell the shares offered in the Company offering period.

12.

Please add a risk that because there is no minimum, investors who purchase might lose their entire investment because not enough money will be raised for you to begin to carry out your plans prior to running out of funds.

In response to Staff’s comments, the Company has added a risk factor confirming that the investors who purchase may lose their entire investment in the Company due to the fact that there is no minimum amount that must be sold in the Company Offering.

Some of our product candidates are just entering clinical trials … page 9

13.	This risk factor seems to suggest that you have funds to set up the clinical trials. Please confirm that you do.

In response to Staff’s comment, the Company has amended the risk factor relating to the fact that its initial product candidate is entering clinical trials in order to confirm that the Company’s ability to undertake its initial clinical trials will be subject to the Company raising additional financing in the amount of approximately $2,500,000, meaning that it would have to complete sales of 3,333,333 shares in the Company Offering.

14.	You state here that “some” of your product candidates are just entering clinical trials. However, you state on page 8 that you only have one product candidate. Please advise or revise.

In response to Staff’s comment, the Company has amended the risk factor to confirm that only the IVN 201 product candidate is presently entering clinical trials.

If we are unable to successfully manage our growth … page 14

15.	Please revise this risk factor to build in the severe financial constraints you are facing. Do you have the additional funds to hire three additional persons at the cost you name?

Similarly much of the rest of the filing appears to ignore the financial constraints; please revise as appropriate.

In response to Staff’s comment, the Company has amended the noted risk factor and made additional amendments to risk factors in the Form SB-2 in order to confirm that the Company’s ability to expand its operations will be subject to its achievement of additional financing.

Nextech Venture, our principle shareholder, will be able to exert significant control over the Company after the Offering, and its interest may differ from those of the Company’s other shareholders, page 15

16.

We note the disclosure on page 15 indicating that Nextech Venture owns or controls approximately 69.5% of your outstanding shares of common stock and will own or control approximately 54.4% of your common stock immediately following this offering. As this ownership gives this entity the ability to significantly influence or control the Company’s operations, the existence of this relationship should be disclosed in the Company’s financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No. 57. Please revise your interim and fiscal year ended financial statements presented in your filing to comply with the above guidance.

In response to Staff’s comment, the Company has amended the financial statements included with the amended Form SB-2 in order to disclose the relationship between the Company and Nextech Venture, its principal shareholder, in accordance with the guidelines of paragraph 2 of SFAS No. 57. Specifically, the Company has amended Notes 1 and 8(a) of its audited financial statements for the period ended December 31, 2005 and Notes 1, 9(b), and 9(c) of its interim financials statements for the six months ended June 30, 2006. Note disclosures were amended to reflect Nextech Venture’s percentage of ownership in the Company and its resulting influence over the Company’s operations (in accordance to SFAS No. 57, paragraph 2).

Company Offering, page 17

17.

We note that the second table shows a sharp increase in milestone payments of $650,000 if 75% of the shares are sold versus $75,000 if only 50% of the shares are sold. This difference suggests that you will be effectively treading water unless 75% of the shares are sold. If this is so, please clarify. If not, please advise us of the reasons for the figures.

In response to Staff’s comments, the Company advises that the sharp increase in milestone payments is due to the timing of the required milestone payments and the length of time that the Company will be able to continue its operations at each of the presented levels of financing (ie. 25%, 50%, 75% and 100%). If the 75% level of financing is achieved, the Company will be able to continue its operations through the third quarter of 2007, at which time the requirements to make the significantly higher milestone payments are triggered. Accordingly, the use of proceeds at the 75% level includes a much higher proportion of milestone payments.

Selling Shareholders, page 21

18.

It is not clear in your disclosure how many shares of your common stock DeBondo Capital may purchase. Exhibit 10.10 indicates that DeBondo Capital has the right to purchase 3,925,000 shares in addition to the other options to be vested later on (which also add up to 3,925,000 shares). However, the disclosure on page 21 and the legality opinion appear to indicate that the 3,925,000 shares encompass all of the other options. Please revise your disclosure throughout to clarify.

In response to Staff’s comment and other comments regarding DeBondo Capital in Comments No. 19, 20, 21 and 22, the Company has made extensive revisions to the following sections of the Form SB-2:

Selling Shareholders;
Securities Ownership of Certain Beneficial Owners and Management
Organization since Incorporation
Certain Relationships and Related Transactions.

We provide the following supplemental responses to Staff’s comments:

The Company’s agreement with DeBondo Capital stated that DeBondo Capital or its nominees will be entitled to purchase 3,925,000 shares at a price of $0.001 per share. Of these shares, DeBondo Capital only purchased 1,000,000 shares in the June 30, 2006 Offering. The remaining shares were purchased by Chelmer Consulting Corp. (Beneficial Owner: Darren Devine), Joachim Bondo and Thomas Wittenborg, each of whom purchased 975,000 shares. DeBondo Capital subsequently transferred 500,000 shares to Mr. Carsten Ruehe on August 14, 2006.

DeBondo Capital is entitled under its option arrangements to purchase various numbers of shares based on the issued and outstanding shares of the Company as of the date the Company’s common stock becomes eligible for trading in the OTC Bulletin Board.

These option amounts are calculated based on the percentages stated in the agreement (ie. 0.45%, 4.05% and 4.5%). The exact number of shares that DeBondo will be entitled to purchase, subject to vesting, will not be known until the date the Company’s common stock becomes eligible for trading in the OTC Bulletin Board. Notwithstanding the fact that this number of shares will be unknown to the Company, the Company agreed to register the resale of an aggregate of 3,925,000 shares that may be issued to DeBondo Capital upon vesting and exercise of the options. We have amended the Form SB-2 in order to confirm that DeBondo Capital will be entitled to this number of options if 7,636,111 shares were sold in the Company offering. Additional disclosure has been provided to disclose how many shares DeBondo Capital will be entitled to purchase pursuant to its options if no shares are sold in the Company offering and if all shares are sold in the Company Offering.

DeBondo Capital has not exercised any of its options to date.

In response to comment No. 21, the Company had not originally included DeBondo Capital and Mr. DeBo as beneficial owners in the table of securities ownership in view of the fact that the Company has only attributed beneficial ownership of the 661,887 shares to DeBondo Capital, representing 1.8% of the Company’s outstanding shares. The Company made this determination based on the fact that DeBondo Capital currently owns 500,000 shares and only the $0.125 per share options held by DeBondo Capital have vested. As noted above, the Company will not know the exact number of shares that are the subject to this option until such time as the Company’s shares become eligible for trading in the OTC Bulletin Board. Given this unknown, the Company based the beneficial ownership calculation of the number of shares DeBondo Capital will be entitled to purchase if no shares are sold in the Company offering. This determination resulted in 161,887 shares that may be acquired by DeBondo Capital within 60 days of date of the registration statement. In view of the complexity of this arrangement and the possibility of increased beneficial ownership by DeBondo Capital, the Company has added DeBondo Capital to the table of securities ownership, together with significant disclosure explaining the beneficial ownership of DeBondo Capital and its rights to future beneficial ownership.

19.

Clearly disclose throughout the registration statement whether DeBondo Capital has exercised any of its options. And if it did, please state the number of shares exercised, the price paid, and the date of the exercise.

Please refer to the Company’s response under Comment No. 18 which provides an aggregate response to Comments Nos. 18, 19, 20, 21 and 22.

20.

You disclose on page 21 that up to 196,250 shares may be acquired by DeBondo Capital at a price of $0.125 per share, up to 1,766,250 shares may be acquired at a price of $0.250 per share, and up to 1,962,500 shares may be acquired at a price of $0.375 per share. Please disclose how the numbers of the shares are calculated. In the agreement dated June 30, 2006, the options to purchase such numbers of shares are calculated according to different percentages of the issued and outstanding shares of IVN as of IVN’s common stock becomes eligible for trading on the OTCBB. You also state in footnote 5 of the selling stockholder table that “the number of shares subject to these options will not be determinable until such time as [the] our common stock becomes eligible for trading on the OTC Bulletin Board …”

Please refer to the Company’s response under Comment No. 18 which provides an aggregate response to Comments Nos. 18, 19, 20, 21 and 22.

Security Ownership of Certain Beneficial Owners and Management, page 31

21.	Revise to include DeBondo Capital and Mr. Debo as a beneficial owner or tell us why that is not necessary.

Please refer to the Company’s response under Comment No. 18 which provides an aggregate response to Comments Nos. 18, 19, 20, 21 and 22.

Organization Since Incorporation, page 34

22.

You state on page 35 that DeBondo Capital entered into a restricted stock purchase agreement with you whereby you are entitled to repurchase the 1,000,000 shares acquired by DeBondo for a purchase price of $0.001 per share in the event that your common stock does not become eligible for trading on the OTCBB by March 31, 2007. This appears to contradict the purchase agreement entered on June 30, 2006, which indicates that the 3,925,000 shares are subject to repurchase. Further, much of the disclosure in this section is different from the terms entered in the purchase agreement on June 30, 2006. Please correct all discrepancies.

Please refer to the Company’s response under Comment No. 18 which provides an aggregate response to Comments Nos. 18, 19, 20, 21 and 22.

Description of Business, page 37

23.	Please explain the terms, “proof-of-concept,” “strain development,” and “process development.”

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide explanations of the noted terms.

24.	Note 4(d) to Interim Consolidated Financial Statements indicates that you engaged Therapeomic Inc. to collaborate on the development of a proof-of-concept formulation.

Please file the agreement as a material contract and direct us to the discussion of it in the Business section.

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide a discussion of the Therapeomic agreement. In addition, this contract has been filed as an exhibit to the Form SB-2 as a material contract.

25.	Please discuss all material terms of the consultant agreements with your consultants Dr. Crameri and Dr. Kundig. Please file the agreements as material exhibits.

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide the material terms of each of these consultant agreements. In addition, each of these contracts has been filed as an exhibit to the Form SB-2 as a material contract.

26.	Please discuss your Advisory Board in greater detail, including its functions, the nature and the scope of services and any payment arrangements. Any material agreements should be filed as exhibits.

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide a discussion on the mandate of its scientific advisory board. The Company has also provide disclosure on the compensation arrangements with the members of its scientific advisory board.

27.

Please describe all material terms of the Master Service Agreement with Institute for Klinische Forschung and Entwicklung (IKFE), and the agreement for the Strain Development, Process Development and Manufacturing of Clinical Grade Material of a Fel d1 MAT Fusion. The description should include the scope of the services, the status of the work progress, the milestones to be accomplished, and any fee arrangements. We note your disclosure on page 53. Please provide a more clear and detailed disclosure of the work done by you, IKFE and Strathmann Biotec. For instance, please clarify the statement, “we have agreed with IKFE on work orders for the IVN-CAT-01a and IVN-CAT-01b studies” and the significance of the completion of the initial two phases of Strathman Biotec’s development.

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide disclosure of all material terms of the IKFE and Strathmann Biotech agreements.

28.

You indicate here that the service agreement with Digilab BioVisioN (the successor of BioVision) was signed in May 2006 and dated effective February 2006. Exhibit 10.8, however, shows that the agreement with Digilab BioVisioN was signed in March, 2005, months before BioVisioN filed for bankruptcy in October 2005. Please explain and revise the inconsistency.

In response to Staff’s comments, the Company has revised the Digilab BioVisioN material contract attached to the Form SB-2 in order to insert the correct execution dates and places. The incorrect dates and places were inadvertently inserted on the electronic copy of the service agreement that was filed as an exhibit. The text of the service agreement was otherwise correct. No other changes have been made to the exhibit other than to correct the dates and places of execution.

IVN-CAT-01a, page 51

29.	In the first paragraph you say the study will be completed at the end of 2006. In the second paragraph you discuss its conclusions. Please revise for consistency.

In response to Staff’s comments, the Company has amended the Description of Business section in order to provide expanded disclosure on the IVN-CAT-01a study. The disclosure confirms that this study is being completed in two parts. The first part of the study was completed in November 2005. The second part of the study started in August 2006 and is expected to be completed by the end of 2006.

MannKind License Agreement, page 58

30.

Please revise this entire section so that it is in plain English and does include defined terms whose definitions the investor would have to consult the agreement to understand, e.g., Product, Major Market, etc.

In response to Staff’s comments, the Company has amended the discussion of the MannKind license agreement included in the Description of Business section in order to replace the defined terms with plain English terms.

Certain Relationships and Related Transactions, page 67

31.

On page 41, you state that Digilab BioVision is the successor to BioVision, of which Dr. Rose and Dr. Rohmann were head of medical research and CEO, respectively. As disclosed on page 29, BioVision filed for insolvency in Germany in October 2005 and was sold to DibiLab LCC, a US company. Please disclose whether Dr. Rose and Dr. Rohmann, or any of their affiliates (including Nextech) are affiliated with DibiLab or Digilab BioVision. If so, please disclose the information required by Item 404 of Regulation S-B.

In response to Staff’s comments, the Company advises that neither Dr. Rose nor Dr. Rohmann or Nextech is affiliated with Digilab or Digilab BioVision. Accordingly, no disclosure regarding Digilab is required by Item 404 of Regulation S-B and no amendments to the Form SB-2 have been made.

32.	Please provide the information required by Item 404(d) of Regulation S-B regarding promoters.

In response to Staff’s comments, the Company has provided expanded disclosure relating to the arrangements between the Company and DeBondo Capital.

Financial Statements

ImVisioN Therapeutics Inc. Interim Consolidated Financial Statements for the interim period ended June 30, 2006

Interim Consolidated Statements of Operations, page F – 4

33.

We note the presentation in the Company’s interim consolidated statements of operations of “comprehensive loss” per share. Please revise to delete the presentation of this non-GAAP measure as we do not believe its presentation on the face of your consolidated statement of operations is appropriate since its presentation does not comply with SFAS No. 128, SFAS No. 130, or other US general accepted accounting principles.

In response to Staff’s comments, the Company has removed the presentation of the “comprehensive loss” per share from its interim financial statements.

Note 4 – Agreements, page F – 13

34.

We note from your disclosure in note 4(e) and your disclosure on page 35 that effective June 30, 2006 the Company entered into an agreement with DeBondo Capital Inc. (“DeBondo”), an unrelated party, for services in assisting the Company with the completion of the registration statements process and to assist in listing the Company on the OTCBB. Under this agreement, the Company is required to pay the following fees to DeBondo:

•

The rights to purchase 3,925,000 shares in the common stock of ImVisioN at a price of $0.001 per share. In addition, the issuance to DeBondo of the option to buy a number of shares representing up to 9% of the total number of ImVisioN shares listed on the OTCBB on the initial listing date with an option price from $0.125 to $.0375 per share;

•	Options to purchase additional shares of common stock at $0.125 (see page 35);

•	Option to purchase additional shares of common stock at $0.25 (see page 35); and

•	Options to purchase additional shares of common stock at $0.375 (see page 35);

Note that the disclosures regarding this agreement provided in Note 4(e) to your interim financial statements and note 8 to your audited financial statements are not consistent with those provided in page 35 and 36 of the registration statement. Please reconcile and revise these disclosures to eliminate the inconsistencies. Also, please disclose in your MD&A and in the notes to your financial statements the future impact that these stock-based compensation transactions will have on your statement of operations on an annual and aggregate basis. Additionally, please disclose and provide us with the valuation methods and assumptions and the accounting treatment applied to these equity transactions.

In response to Staff’s comments, the Company has amended Note 8(d) of its audited financial statements for the period ended December 31, 2005 and Note 4(e) of its interim financials statements for the six months ended June 30, 2006 in order to expand the disclosure of the fees payable under the Company’s agreement with DeBondo Capital. The expanded disclosure is consistent with the revised summary of the DeBondo Capital agreement in the Form SB-2 under the heading “Organization Since Incorporation”. In addition, each of these notes has been expanded to include additional disclosure regarding the future impact of the stock-based compensation transactions and their valuation as follows:

“The effect on the Company’s statement of operations from the stock option grants will be to increase losses in the Company. These stock-based awards will be measured and recognized using the fair value based valuation method, Black Scholes. The fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to common stock.”

Note 9 – Subsequent Events, page F – 16

35.

Please revise your disclosure to disclose the fact that Nextech Venture LP, your majority shareholder, purchased 4,600,000 shares of the 8,000,000 shares on August 21, 2006 as disclosed on page 37. See paragraph 2 of SFAS No. 57 for guidance.

In response to Staff’s comments, the Company has amended Note 9(b) of its interim financials statements for the six months ended June 30, 2006 in order to confirm that Nextech Ventures, the Company’s principal shareholders, purchased 4,600,000 shares at a price of $0.25 in the private placement completed on August 21, 2006.

Imvision GmbH Consolidated Financial Statements for the period from Inception (January 28, 2005) to December 31, 2005

General

36.

We note from your disclosure on page F – 6 that the GmbH acquisition has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of GmbH become the historical financial statements of the Company. Since this transaction needs to retroactively be reflected in each financial statement period presented in the filing, please revise the Company’s consolidated financial statements for the period ended December 31, 2005 and all pertinent information affected throughout your filing to reflect the recapitalization as if the transaction occurred as of the beginning of the first period presented (i.e., January 28, 2005). Please note that this includes adding EPS disclosures in accordance with SFAS No. 128 to your financial statements for the period ended December 31, 2005.

In response to Staff’s comments, the Company’s audited financial statements for the period ended December 31, 2005 have been restated in order to reflect the recapitalization as if the transaction occurred as of January 28, 2005, being the date of the beginning of the first period presented. This restatement has included the following amendments:

Restated: “Stockholder’s Deficit” section of the Balance Sheet as at December 31, 2005 to reflect recapitalization of Imvision GmbH;

Revised: “Statement of Changes in Stockholder’s Deficiency” to reflect recapitalization of Imvision GmbH;

Added: “Loss per Share” and “Weighted Average Shares Outstanding” line on the Statement of Operations for the period ending December 31, 2005 to reflect shares issued by Imvision Therapeutics Inc. Loss per Share accounting policy added to Note 2 of financials, “Significant Accounting Policies.”;

Revised: Notes 1 and 5(a) of Notes to Financial Statements to include disclosure of the recapitalization and the fact that the financial statements have been restated to reflect the retroactive treatment of the 20,400,000 shares issued by Imvision Therapeutics Inc.; and

Auditors’ report previously issued has been amended accordingly to reflect restatement of financial statements.

37.

Please revise the heading of all your financial statements and your auditors’ opinion in your filing, to reflect your name “Imvision Therapeutics, Inc.” as show in your cover page to the Form SB-2 filed on September 1, 2006.

In response to Staff’s comments, the Company’s audited financial statements for the period ended December 31, 2005 have been amended in order to reflect the Company’s name as “ImVisioN Therapeutics Inc.” in each heading in the financial statements. The auditor’s report accompanying the financial statements has also been amended to refer to “ImVisioN Therapeutics Inc.”.

Note 3 – Patents, page F – 28
Note 4 – Agreements, page F – 29

38.	Reference is made to note 3(c), where you disclose that you must make future payments upon achievement of certain development milestones of up to 820,000 Euros to

Productomics and note 4(a) where you disclose that the company has paid Strathmann 477,000 Euros. Since your reporting currency is the U.S. dollar, please disclose the U.S. dollar equivalent associated with each of these transactions. Please make similar revisions throughout your financial statements and your filing for any other transactions denominated in currencies other than your reporting currency.

In response to Staff’s comments, the Company has amended its audited financial statements for the period ended December 31, 2005 and its interim financials statements for the six months ended June 30, 2006 throughout in order to disclose the U.S. dollar equivalent of transactions in Euros.

Exhibit 23.1

39.

Your amended Form SB-2 should contain a currently dated manually signed consent of the independent public accountant with respect to their reports on the registrant’s financial statements. Please be aware that the current consent does not reflect the registrant’s name “Imvision Therapeutics, Inc.” as shown in your cover page to the Form SB-2 filed on September 1, 2006. Please revise the aforementioned consents and the “Experts” section accordingly.

In response to Staff’s comments, the Company has included a currently dated manually signed consent of its independent public accountant. We note that the consent refers to “ImVisioN Therapeutics Inc.”, the name of the Company as reflected in the revised financial statements and in the revised audit report.

Part II
Item 26 Recent Sales of Unregistered Securities

40.

We note that you have the right to purchase 3,925,000 shares in the event that your shares are not eligible for trading on the OTCBB by March 31, 2007. This appears to be an incomplete private placement. Either remove these shares from the registration statement or provide us with legal and factual basis for your [?] including them here.

In response to Staff’s comments, the Company submits that the purchase of the 3,925,000 shares is a completed private placement. Please refer to our analysis under Comment No. 1.

41.

In paragraph two where you discuss the offering of 20,400,000 shares of your common stock to Nextech Venture, you state in the last sentence, the “7,575,000 shares of common stock are restricted shares …” If this is a typographical error, please correct; otherwise, please explain the statement. Also, provide the date of the transaction.

In response to Staff’s comments, the Company has amended Item 26 “Recent Sales of Unregistered Securities” in order to correct the typographical error.

42.

You completed an offering of 8,000,000 shares in August 2006. If any of these shares were issued to Nextech, DeBondo Capital, your officers or directors, or any affiliates, please identify the purchasers and the number of shares purchased.

In response to Staff’s comments, the Company has amended Item 26 “Recent Sales of Unregistered Securities” in order to confirm that Nextech Ventures purchased 4,600,000 shares in the Company’s offering of 8,000,000 shares in August 2006. The Company advises that neither

Debondo Capital nor any of the Company’s officers or directors, or any of their affiliates, purchased shares in this offering.

Legality Opinion

43.

Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and reported decisions interpreting those laws.

In response to Staff’s comments, we have revised our legal opinion attached to the Form SB-2 as Exhibit 5.1 in order to make the requested change.

44.

Also revise to delete the third paragraph of the opinion. You are entitled to look at any documents you wish as background for the opinion but you are not entitled to use an artificial limit as a condition of the opinion.

In response to Staff’s comments, we have revised our legal opinion attached to the Form SB-2 as Exhibit 5.1 in order to make the requested change.

Subscription Agreement

45.	Revise item 2.5 so that it states that any subscription funds not accepted will be returned as promptly as possible.

In response to Staff’s comments, the subscription agreement attached to the Form SB-2 as Exhibit 4.1 has been revised to make the requested change.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag Encls.

cc:	Jeffey Jaramillo, Staff Accountant

cc:	ImVisioN Therapeutics Inc.
Attention: Mr. Martin Steiner, President